                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2002


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                         Form 20-F        Form 40-F  X
                                  -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No  X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    AETERNA LABORATORIES INC.



Date:  April 22, 2002               By: /s/ Claude Vadboncoeur
                                        -----------------------------------
                                        Claude Vadboncoeur
                                        Vice President, Legal Affairs and
                                        Corporate Secretary

                                  EXHIBIT INDEX
                                  -------------



Exhibit No.                  Exhibit Description                           Page
-----------                  -------------------                           ----

    1 Material Change Report dated April 18, 2002, together with a copy of the press release dated April 9, 2002 relating to the issuance and sale by the registrant of subordinate voting shares and warrants to purchase subordinate voting shares to SGF Sante Inc., Solidarity Fund QFL and Acqua Wellington Private Placement
                 Fund, Ltd.

                                                                       Exhibit 1
                                                                       ---------

                             MATERIAL CHANGE REPORT


              UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
               SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
        SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR),
             SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
              SECTION 146(1)(b) OF THE SECURITIES ACT (ALBERTA) AND
            SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA)


ITEM 1.  REPORTING ISSUER
         ----------------

         AEterna Laboratories Inc. (the "CORPORATION")
         1405 Parc Technologique Blvd.
         Quebec City, Quebec G1P 4P5

ITEM 2.  DATE OF MATERIAL CHANGE
         -----------------------

         April 9, 2002

ITEM 3.  PRESS RELEASE
         -------------

         See attached copy of a press release disseminated through Canada News Wire and PR Newswire on April 9, 2002.

ITEM 4.  SUMMARY OF MATERIAL CHANGE
         --------------------------

         Issuance by the Corporation of an aggregate of 7,600,000 units (consisting of subordinate voting shares of the share capital of the Corporation (the "SHARES") and warrants) on a private placement basis to SGF Sante Inc. ("SGF"), Solidarity Fund QFL (the "FUND") and Acqua Wellington Private Placement Fund, Ltd. ("ACQUA") for an aggregate amount of $57,000,000, pursuant to two (2) private placements concluded on April 9, 2002 (the "CLOSING DATE").

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE
         -----------------------------------

         Private placement to SGF and the Fund:
         --------------------------------------

         SGF and the Fund subscribed respectively for 4,000,000 and 3,333,334 units (the "SGF/FUND UNITS"), each SGF/Fund Unit consisting of one Share, one half March 2003 Warrant (described hereinafter) and one half December 2003-2006 Warrant (described hereinafter), for a total consideration of
(i) $30,000,000 in the case of SGF and (ii) $25,000,000 in the case of the Fund, representing $7.50 per SGF/Fund Unit. The subscription price for each SGF/Fund Unit was allocated as follows: (i) an amount of $7.40 was attributed to the subscription price for the Share included in such SGF/Fund Unit, (ii) an amount of $0.05 was attributed to the subscription price for the one half March 2003 Warrant included in such SGF/Fund Unit, and (iii) an amount of $0.05 was attributed to the subscription price for the one half December 2003-2006 Warrant included in such SGF/Fund Unit.

         The Corporation therefore issued at the Closing Date (i) 4,000,000 Shares, 2,000,000 March 2003 Warrants and 2,000,000 December 2003-2006 Warrants to SGF and (ii) 3,333,334 Shares, 1,666,667 March 2003 Warrants and
1,666,667 December 2003-2006 Warrants to the Fund.

         The Corporation will use the proceeds of issue of the SGF/Fund Units as follows: (a) $20,000,000 for the Neovastat clinical program on renal cell carcinoma (RCC), multiple myeloma (MM) and non-small-cell lung cancer (NSCLC) and (b) $35,000,000 for a merger or acquisition of a company or companies and/or a product or products which meet certain conditions.

         Each whole "MARCH 2003 WARRANT" entitles its holder to subscribe for and purchase one Share at an exercise price of $13.00, subject to adjustment as provided therein. Subject to the following sentence, the March 2003 Warrants may be exercised in whole (and not in part) at any time during the period commencing on the Closing Date until 5:00 p.m. on March 31, 2003. If, for a period of twenty (20) consecutive trading days, the Shares trade at $20.00 or more on The Toronto Stock Exchange (subject to adjustment), the holders of the March 2003 Warrants will then have ten (10) business days following the receipt of a written notice of the Corporation to that effect (the "NOTICE") to exercise all of their March 2003 Warrants, failing which such warrants will become void.

         Each whole "DECEMBER 2003-2006 WARRANT" entitles its holder to subscribe for and purchase one Share at an exercise price of $20.00, subject to adjustment as provided therein. Subject to the following sentence, the December 2003-2006 Warrants may be exercised in whole (and not in part) at any time during the period commencing on the Closing Date until the Expiry Time (as defined hereinafter). If, for a period of twenty (20) consecutive trading days, the Shares trade at $20.00 or more on The Toronto Stock Exchange (subject to adjustment), the holders of the December 2003-2006 Warrants will then have ten
(10) business days following the receipt of the Notice to exercise all of their December 2003-2006 Warrants, failing which such warrants will become void. The "EXPIRY TIME" of the December 2003-2006 Warrants shall be 5:00 p.m. on the earlier of the following dates: (i) the date that is the tenth (10th) business day following the receipt of the Notice; and (ii) December 31, 2003; provided, however, that if the Corporation does not, prior to December 31, 2003, allocate at least $10,000,000 to one or more Eligible Transactions (as defined hereinafter), then

         (a) the Expiry Time of the December 2003-2006 Warrants shall be 5:00 p.m. on the earlier of the following dates: (i) the date that is the tenth (10th) business day following the receipt of the Notice; and (ii) December 31, 2006; and

         (b) as of January 1, 2004, the exercise price of each December 2003-2006 Warrant shall be $13.00 per Share.


"ELIGIBLE TRANSACTION" means a merger or acquisition of a company or companies and/or a product or products provided (i) such transaction results in the acquisition by the Corporation of one or more technologies that have reached phase II clinical testing, or (ii) failing that, the transaction is approved by a majority of the members of a committee set up by the Corporation specifically to examine such transaction, which committee shall consist of three
(3) members, each of the Corporation, SGF and the Fund having chosen one
(1) member.


         Pursuant to contractual arrangements entered into in connection with this private placement, (1) Dr. Eric Dupont agreed, for as long as he owns a majority of the votes attaching to all the issued and outstanding equity shares of the Corporation, not to vote in favour of certain significant events affecting the Corporation and its subsidiaries without the prior written consent of SGF and/or the Fund; and (2) for as long as SGF holds at least 5% of the Corporation's issued and outstanding equity shares:

         (a) the Corporation will nominate for election as a director of the Corporation at each annual meeting of the shareholders: (i) a candidate designated by SGF, provided that the candidate receives a favorable recommendation from the Corporate Governance Committee of the Board of Directors of the Corporation (this candidate shall also be appointed to the Audit Committee and the Corporate Governance Committee of the Corporation) and (ii) except for the first annual meeting of the shareholders following the Closing Date, a candidate designated jointly by SGF and Dr. Eric Dupont;

         (b) the Corporation will solicit proxies from its shareholders for the election of such nominees as directors of the Corporation; and

         (c) Dr. Eric Dupont will exercise the voting rights attaching to his equity shares on any resolution relating to the election of directors to be put before the holders of the equity shares of the Corporation, in favour of the election of the candidate(s) as shall have been so designated.

         In addition, for a period of three (3) months following the Closing Date, unless prior consent is obtained from SGF and the Fund, which consent shall not be withheld without good reason, the Corporation shall not grant to any person in connection with any other private placement, more advantageous terms than those granted to SGF and the Fund under the private placement described hereinabove.

         Engagement fees of $300,000 and $250,000 were paid respectively to SGF and to the Fund by the Corporation in respect of the transactions described herein.

         Private placement to Acqua:
         ---------------------------

         Acqua subscribed for 266,666 units (the "ACQUA UNITS"), each Acqua Unit consisting of one Share and one half March 2003 Warrant, for a total consideration of $2,000,000, representing $7.50 per Acqua Unit. The subscription price for each Acqua Unit was allocated as follows: (i) an amount of $7.45 was attributed to the subscription price for the Share included in such Acqua Unit and (ii) an amount of $0.10 was attributed to the subscription price for the whole March 2003 Warrant included in such Acqua Unit.

         The Corporation therefore issued to Acqua at the Closing Date 266,666 Shares and 133,333 March 2003 Warrants.

         The Corporation will use the proceeds of issue of the Acqua Units for general corporate purposes.

         An engagement fee of $20,000 was paid to Acqua by the Corporation in respect of the transaction described herein.


ITEM 6.  RELIANCE ON PROVISIONS APPLYING TO CONFIDENTIAL FILING
         ------------------------------------------------------

         N/A


ITEM 7.  OMITTED INFORMATION
         -------------------

         N/A


ITEM 8.  SENIOR OFFICER
         --------------

         For further information, contact:

         Dennis Turpin
         Vice-President and Chief Financial Officer

         Tel.: (418) 652-8525


ITEM 9.  STATEMENT OF SENIOR OFFICER
         ---------------------------

         The information contained in this material change report accurately discloses the material change referred to herein.

DATED at Quebec City, Quebec this 18th day of April, 2002.



                                       (signed)
                                       -----------------------------------------
                                       Claude Vadboncoeur
                                       Vice-President, Legal Affairs
                                       and Corporate Secretary

                             [AETERNA LABORATORIES]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                  INITIAL INVESTMENT OF $57 MILLION IN AETERNA
             BY SGF SANTE, SOLIDARITY FUND QFL AND ACQUA WELLINGTON

QUEBEC CITY, QUEBEC, APRIL 9, 2002 -- AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) today announced the conclusion of private placements to SGF Sante, Solidarity Fund QFL, and Acqua Wellington Private Placement Fund, Ltd. for an initial amount of $57 million. From this amount, approximately $35 million will be used for the acquisition of innovative technologies or companies in cancer, $20 million for further development of Neovastat, which has reached the final stage of clinical studies in kidney and lung cancer, and $2 million for general corporate purposes.

SGF SANTE AND SOLIDARITY FUND QFL - INVESTMENT

The first private placement to SGF Sante and Solidarity Fund QFL consists of AEterna issuing 7.3 million subordinate voting shares, at a price of $7.50 per share, as well as 7.3 million warrants. Half of these warrants are exercisable at $13 per share, representing a premium of 73%, and will mature on March 31, 2003. The other half of these warrants are exercisable at an initial price of $20 per share, representing a premium of 167%, and will mature initially on December 31, 2003, subject to certain conditions.

ACQUA WELLINGTON PRIVATE PLACEMENT FUND, LTD. - INVESTMENT

The second private placement to Acqua Wellington Private Placement Fund, Ltd. consists of AEterna issuing 266,667 subordinate voting shares, at a price of $7.50 per share, as well as 133,333 warrants exercisable at $13 per share, representing a premium of 73% and maturing on March 31, 2003.

In the event that AEterna's shares are traded at more than $20 on the stock market for twenty consecutive days, SGF Sante, Solidarity Fund QFL, and Acqua Wellington Private Placement Fund, Ltd. will have ten days to exercise all warrants.

These investments, combined with the full exercise of warrants, could represent a total investment of approximately $180 million in AEterna over the next
20 months.

"With these investments of $57 million, we now have close to $100 million in cash, placing us in a strong position to pursue our strategy related to acquiring innovative technologies in oncology, and to accelerate Neovastat's development," stated Dr. Eric Dupont, AEterna's Chairman and Chief Executive Officer. "We are indeed privileged to be able to count on such select partners to accompany us in the realization of our growth strategy."

"Considering SGF Sante's mission, we believe that this is an opportune time to invest in AEterna," said Dr. Francis Bellido, President and Chief Operating Officer of SGF Sante. "We are confident that, with Neovastat, AEterna has the necessary assets to become a key player in the fight against cancer, a major medical issue."

Dr. Dupont also announced that Dr. Bellido will henceforth sit as a member of AEterna's Board of Directors.

"AEterna represents Canada's flagship biotech in cancer, and has attained the level of maturity that will enable it to realize acquisitions to ensure its long-term growth," said Dr. Jean-Denis Dubois, Investment Manager, Health and Biotechnology, of Solidarity Fund QFL. "We are, and have been a significant shareholder in AEterna for a number of years, and we wish to further contribute to its growth."

"We are proud to join forces with AEterna, and to participate actively in its global business opportunities," explained Isser Elishis, Acqua Wellington's Chief Investment Officer.

ABOUT SGF SANTE

SGF Sante is a subsidiary of Societe generale de financement du Quebec (SGF). SGF's mission is to implement economic development projects within normal profitability conditions, in cooperation with partners. Since its restructuring in 1998, SGF has generated investments of nearly $4.4 billion, and has created over 19,400 direct and indirect jobs in projects which reached their operational phase, in addition to creating thousands of jobs during the construction phase. As of September 30, 2001, SGF's consolidated assets exceeded $2.9 billion. SGF has 57 international partners operating different corporations in the Province of Quebec (www.sgfqc.com).

Following this investment, SGF Sante holds 4 million subordinate voting shares of the Company, representing approximately 11.24% of the currently outstanding subordinate voting shares, or 20.20% assuming only the exercise of the warrants held by SGF.

ABOUT SOLIDARITY FUND QFL

With net assets of over $4 billion, Solidarity Fund QFL is an investment fund that draws on the savings of Quebecers, more specifically through its RRSPs, in order to contribute to job creation and maintenance in companies, and to participate in Quebec's economic development. The Fund now boasts some
500,000 shareholders and has participated, alone or with other financial partners, in the creation, maintenance and support of over 93,000 jobs (www.fondsftq.com).

Following this investment, Solidarity Fund QFL holds 4,996,525 subordinate voting shares of the Company, representing approximately 14.04% of the currently outstanding subordinate voting shares, or 21.40% assuming only the exercise of the warrants held by Solidarity Fund QFL.

ABOUT ACQUA WELLINGTON

Acqua Wellington manages a range of funds targeting investment opportunities in publicly-traded companies, with low and medium capitalization, on the national and international scene, especially in the fields of technology and health sciences. Since its inception in January 2000, Acqua Wellington has invested more than US$1 billion in healthcare in the United States.

ABOUT AETERNA

AEterna Laboratories Inc. is a Canadian biopharmaceutical company, and a frontrunner in the development of angiogenesis inhibitors, primarily in oncology.

Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer, and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna also owns 64% of its subsidiary, Atrium Biotechnologies Inc., a leading company specializing in the development, marketing and distribution of innovative ingredients in the fields of cosmetics, nutrition, fine chemicals and pharmaceuticals.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

INFORMATION:

CANADA
MEDIA RELATIONS:                          INVESTOR RELATIONS
Paul Burroughs                            Jacques Raymond
Tel.: (418) 652-8525 ext. 406             Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700                       Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com        E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com